UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Emerald Oil, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

2910U100

(CUSIP Number)

Paul Wiesner

1600 Broadway, Suite 1360

Denver, CO

(303) 328-0008

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2910U100

1	NAMES OF REPORTING PERSONS Emerald Oil & Gas NL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Western Australia, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,662,174
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,662,174
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,662,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on approximately 25,899,658 shares of Issuer Common stock outstanding as of April 4, 2013.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Emerald Oil, Inc. (the “Issuer”), 1600 Broadway, Suite 1360, Denver, CO 80202.

Item 2. Identity and Background

(a)	Name and State of Organization:

This Schedule 13D is being filed by Emerald Oil & Gas NL (the “Reporting Person”), an entity organized under the laws of the state of Western Australia, Australia.

(b)	Business Address:

The Reporting Person’s business address is PO Box 902, West Perth, WA 6872 Australia.

(c)	Principal Business:

The Reporting Person’s principal business is petroleum exploration in the USA and Western Australia.

(d)	Criminal Proceeding History:

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding History:

During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is an entity organized under the laws of Western Australia, Australia.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 11,635,217 shares of the Issuer in consideration of its transfer of all of the shares of its wholly-owned subsidiary, Emerald Oil, Inc., a Delaware Corporation (“Emerald DE”), pursuant to the closing of the transactions contemplated by a July 9, 2012 Securities Purchase Agreement by and between the Issuer, the Reporting Person and Emerald DE, which transactions closed on July 26, 2012. Thereafter, the shareholders of the Issuer approved a 1-for-7 reverse stock, which reduced the number of shares beneficially owned by the Reporting Person to its current ownership of 1,662,174 shares.

Item 4. Purpose of Transaction

The Reporting Person acquired the Issuer’s securities pursuant to the closing of the transactions contemplated by the July 9, 2012 Securities Purchase Agreement (the “Agreement”) by and between the Issuer, the Reporting Person and Emerald DE. Pursuant to the closing of the Agreement, the Issuer purchased all of the outstanding shares of Emerald DE, and Emerald DE became a subsidiary of the Issuer.

In the near future the Reporting Person intends to issue a notice for a meeting of the shareholders of the Reporting Person, during which such shareholders will vote to decide whether the Reporting Person should distribute the Issuer shares owned by Reporting Person to its shareholders on a pro rata basis, or whether to have the Reporting Person continue to beneficially own the Issuer shares.

Other than the potential disposition to be voted upon by the Reporting Person shareholders described in the immediately preceding paragraph, the Reporting Person does not have any plans or proposals which relate to or result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person is the owner of 1,662,174 shares of the Issuer’s Common Stock, $.001 par value per share, which represents 6.4% of the aggregate 25,899,658 shares of common stock currently outstanding.

(b)	The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by it.

(c)	No transactions were effected during the past sixty days by the Reporting Person.

(d)	No other person has the right to receive or the power to direct the receipt of any dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person acquired the Issuer’s securities pursuant to the closing of the transactions contemplated by the July 9, 2012 Securities Purchase Agreement (the “Agreement”) by and between the Issuer, the Reporting Person and Emerald DE. Pursuant to the closing of the Agreement, the Issuer purchased all of the outstanding shares of Emerald DE, and Emerald DE became a subsidiary of the Issuer.

Item 7. Material to Be Filed as Exhibits

(a)	July 9, 2012 Securities Purchase Agreement.*

*Incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the SEC on July 10, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2012

EMERALD OIL & GAS NL

By:	/s/ Mike Krzus
Title:	Director